May 12, 2021TSX: SAM

STARCORE ANNOUNCES

4th Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the fourth fiscal quarter ended April 30, 2021, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“We are focused on two areas for exploration and development at the San Martin gold mine,” reported Salvador Garcia, Chief Operating Officer of the Company. “The first is located in the northwest, at the bottom of the mine, where we have drilled 8 positive holes and as a result, we are currently ready to start production.  The second area of exploration is located to the east of current operations where we have drilled 4 positive holes. Although excess water has delayed the development of this area, our team is working steadily to address this issue and we expect to resume development in the next two months.”

The diamond drill hole exploration continues in both zones where the potential to find additional mineralization is open and there are possibilities of expanding the life of the mine. Of particular note is the eastern zone, where we will further explore the area identified by historical drilling from the surface, located 600 meters from other recent positives holes that were drilled.

“Starcore continues with the philosophy of producing profitable ounces and generating positive cash flow through its operational excellence programs. The impact of these programs has been reflected in the cost savings and productivity reached over the past year”.

San Martin Production	Q4 2021	Q3 2021	Q/Q Change	YTD 2021	YTD 2020	Y/Y Change
Ore Milled (Tonnes)	52,403	57,271	-8%	225,504	229,830	-2%
Gold Equivalent Ounces	2,603	3,068	-15%	11,797	13,112	-10%
Gold Grade (Grams/Ton)	1.52	1.66	-8%	1.63	1.82	-10%
Silver Grade (Grams/Ton)	24.62	22.89	8%	24.71	30.49	-19%
Gold Recovery (%)	87.33	88.79	-2	88.39	87.67	1%
Silver Recovery (%)	57.52	57.08	1	56.99	54.36	5%
Gold: Silver Ratio	67.07	74.21		78.28	89.61

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.